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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com
+1 617 728 7127 Direct
+1 617 275 8364 Fax

August 10, 2012

VIA EDGAR CORRESPONDENCE

Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:    The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Stout:

We are writing in response to comments you provided telephonically to me, Kathryn Cohen and The Hartford on July 12, 2012, with respect to the Registrants’ annual reports for the fiscal year ended October 31, 2011 and certain other filings.  On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.

1.     Comment:             Please confirm whether the Registrants’ 40-17G filings include a statement disclosing “the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond,” as required by Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”), or revise the disclosure included in such filings accordingly.

Response:            The Registrants confirm that their 40-17G filings include disclosure of the amount of the single insured bond that the Registrants would have provided and maintained had each Registrant not been named as an insured under a joint insured bond.

2.     Comment:             Please confirm whether all expense limitation agreements applicable to the Funds have been filed.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Response:            The Registrants confirm that all expense limitation agreements applicable to the Funds have been filed or will be filed in connection with the next appropriate filing.

3.     Comment:             For Funds with contractual expense limitations, please ensure that the annual reports disclose the date through which such agreements are in place.

Response:            The Registrants will include disclosure consistent with this comment in future annual reports.

4.     Comment:             Please explain why the Registrant’s Form N-MFP filings for November 2010 and December 2010 were subsequently amended.

Response:            Upon learning of a data entry error related to the software used to generate the filings, the Registrant amended the November 2010 and December 2010 Form N-MFP filings to correct yield information provided in the original filings.

5.     Comment:             To the extent a Fund’s investment in derivatives materially affected the Fund’s performance during the fiscal year, please include disclosure in the Management’s Discussion of Fund Performance and the Notes to Financial Statements regarding the impact of investment in derivatives on the Fund’s performance.  In this regard, please see the Securities and Exchange Commission (“SEC”) staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s shareholder reports and financial statements.

Response:            The Registrants note that disclosure regarding the impact of the use of derivatives on fund performance was included in the annual shareholder reports for certain Funds for the fiscal year ended October 31, 2011, and that enhanced disclosure regarding derivatives was included in the semi-annual reports for certain Funds for the fiscal period ended April 30, 2012.  The Registrants continue to review their disclosure in this regard and make enhancements as they deem appropriate.

6.     Comment:             For Funds that pay return of capital, please confirm whether the Funds are in compliance with Rule 19a-1 under the 1940 Act.

Response:            The Registrants confirm that any Fund that pays return of capital is in compliance with Rule 19a-1 under the 1940 Act.

7.     Comment:             In the Financial Highlights section, please consider deleting the “Ratio of Expenses to Average Net Assets Before Waivers and Reimbursements and Including

Expenses not Subject to Cap” and “Ratio of Expenses to Average Net Assets After Waivers and Reimbursements and Excluding Expenses not Subject to Cap” columns in order to include only a Fund’s net expense ratio (which is the only ratio required by Form N-1A).  Alternatively, please consider displaying the required column (“Ratio of Expenses to Average Net Assets After Waivers and Reimbursements and Including Expenses not Subject to Cap”) more prominently.

Response:            The Registrants believe that the current presentation of the Financial Highlights is appropriate and that the use of detailed column headings facilitates shareholders’ understanding of the type of information included in each column.  Nonetheless, in order to respond to the staff’s comment, the Registrants will delete the “Ratio of Expenses to Average Net Assets After Waivers and Reimbursements and Excluding Expenses not Subject to Cap” column from future Financial Highlights tables in future annual reports.

8.     Comment:             For Funds with expense limitation agreements, please discuss supplementally whether amounts waived/reimbursed in accordance with the agreement may be recaptured by the reimbursing party.

Response:            Amounts reimbursed under the expense limitation agreements applicable to the Hartford Mutual Funds may not be recouped by the reimbursing party.

9.     Comment:             With respect to Funds with the terms “global” or “world” in their name, please confirm whether these Funds have policies to invest at least 40% of their assets in securities of issuers located outside the United States.

Response:            The Registrant believes that the disclosure concerning the intention of each “global” and “world” fund to invest outside the United States is consistent with SEC and staff guidance concerning the use of the term “global” in fund names.  Footnote 42 to the adopting release for Rule 35d-1 under the 1940 Act clarifies that the appearance of the terms “international” or “global,” and, by analogy, “world,” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

The Registrant believes that each applicable Fund’s investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance.  Each Fund’s Principal Investment Strategy either sets forth a policy to invest at least 40% of its assets in foreign securities and other instruments or otherwise indicates that the Fund will invest its assets in non-U.S. securities, in particular by indicating, for instance, that the Fund will invest in a “broad range of countries” or will make “globally diverse” investments.  For this reason, the Registrant believes that each Fund’s investment strategy conforms to applicable guidance.

10.   Comment:             With respect to Global Real Asset Fund, please explain why, in the Financial Highlights, the Fund’s expense ratios both including and excluding expenses not subject to the expense cap are the same even though the Prospectus indicates that the Fund’s expense limitation agreement excludes acquired fund fees and expenses.  In addition, please explain why the net expense ratios disclosed in the Financial Highlights do not match those set forth in the fee table in the Fund’s Prospectus.

Response:            The Registrant notes that the Fund’s acquired fund fees and expenses as set forth in the fee table in the Fund’s Prospectus reflect the expenses of the Fund’s wholly owned subsidiary organized in the Cayman Islands.  Given that the subsidiary’s financial statements are consolidated with those of the Fund, expenses of the subsidiary are not treated as acquired fund fees and expenses for purposes of the expense limitation agreement.

With respect to the difference between the Fund’s net expense ratios as disclosed in the Financial Highlights and the fee table, the Registrant notes that the net expense ratios set forth in the Financial Highlights include the impact of a management fee waiver that was discontinued (and therefore is not shown in the Prospectus fee table).

11.   Comment:             With respect to Emerging Markets Research Fund and Healthcare Fund, please explain why the net expense ratios for certain classes of each Fund disclosed in the Financial Highlights are lower than the expense limitations listed in the Notes to Financial Statements.

Response:            With respect to Emerging Markets Research Fund, the net expense ratios disclosed in the Financial Highlights for certain classes are lower than the expense limitations listed in the Notes to Financial Statements because, in order to limit the total expenses for Class Y in accordance with its contractual expense limitation agreement with the Fund, Hartford Investment Financial Services, LLC (“HIFSCO”) was required to waive certain fund-level expenses for that class.  In order to avoid a potential preferential dividend, HIFSCO applied this waiver across all classes of the Fund.

With respect to the Healthcare Fund, the net expense ratio for Class B disclosed in the Financial Highlights is lower than the expense limitation listed in the Notes to Financial Statements due to the waiver of a portion of the transfer agency fee pursuant to the transfer agency fee waiver agreement disclosed in the Notes to Financial Statements and in a footnote to the fee table in the Fund’s Prospectus.

12.   Comment:             With respect to contractual limitations on operating expenses, please clarify whether acquired fund fees and expenses are excluded from the limitations for certain Funds but not for other Funds.

Response:            The Registrants note that acquired fund fees and expenses are excluded from the contractual expense limitations for the Funds, with the exception of (i) any Funds that are funds of funds and (ii) any Funds with a wholly owned Cayman Islands subsidiary, only with respect to the Cayman Islands subsidiary’s expenses (and not with respect to any other acquired fund fees and expenses).

13.   Comment:             With respect to Growth Allocation Fund (all classes), Target Retirement 2010 Fund (all classes), Target Retirement 2020 Fund (all classes), Value Opportunities Fund (Class I), Global Research Fund (Class I), World Bond Fund (Classes A, C and I) and Emerging Markets Local Debt Fund (Classes A and C), please explain why the expense ratios set forth in the fee table in the applicable Prospectus do not match those set forth in the Fund’s Financial Highlights.

Response:            With respect to Growth Allocation Fund, Target Retirement 2010 Fund and Target Retirement 2020 Fund, the Registrant notes that the expense ratios set forth in the fee table do not match those set forth in the Financial Highlights because acquired fund fees and expenses are included in the Funds’ fee tables but not in the Financial Highlights.

With respect to the other Funds and classes listed, the Registrant notes that the expense ratios set forth in the Financial Highlights reflect the waiver of certain expenses to avoid potential preferential dividends (as further discussed in the Registrants’ response to Comment 11).  In accordance with the instructions to Item 3 of Form N-1A, these waivers to avoid preferential dividends are not reflected in the Funds’ fee tables.

14.   Comment:             With respect to Floating Rate High Income Fund, please explain why the portfolio turnover rate for this Fund was 0% for the fiscal period ended October 31, 2011.

Response:            The Registrant notes that the Floating Rate High Income Fund launched on September 30, 2011.  Accordingly, the Fund had only one month of operations as of its annual report dated October 31, 2011 and its portfolio turnover rate rounded to zero for the period.

15.   Comment:             For Funds that sell credit default swaps, please clarify supplementally whether the Funds cover the full notional amount of the underlying instrument when selling credit protection.

Response:            As discussed during the call, the Registrants have responded to this comment in a separate letter to Deborah O’Neal-Johnson dated July 17, 2012.

16.   Comment:             Please discuss why the Notes to Financial Statements for certain Funds include a “Proceeds from Regulatory Settlements” note while others do not.

Response:            The Registrants note that a “Proceeds from Regulatory Settlements” note is only included in the Notes to Financial Statements for those Funds that have received proceeds from such settlements.

17.   Comment:             With respect to Funds that include a “Pending Legal Proceedings” discussion in the Notes to Financial Statements, please consider revising the disclosure to clarify whether these Funds are parties to the litigation.

Response:            The Registrants will revise the disclosure consistent with this comment in future annual reports to clarify that the Funds are not parties to this litigation.

18.   Comment:             With respect to Target Retirement 2015 Fund, please explain why the percentages of Fund assets invested in underlying equity and fixed income funds as of October 31, 2011 were outside the ranges stated in the Fund’s Prospectus.

Response:            The Registrant notes that the Fund’s Prospectus was supplemented on March 29, 2012 and June 25, 2012 to show changes to the Fund’s investment strategy in connection with the replacement of the Fund’s sub-adviser.  These changes include revisions to the Fund’s asset allocation ranges for equity and fixed income investments.  The new asset allocation ranges reflected in the supplements were not in place as of October 31, 2011.  As a result, the percentages of Fund assets invested in underlying equity and fixed income funds as of October 31, 2011 were outside the ranges stated in the supplements to the Prospectus but were consistent with the Fund’s then-current prospectus.

19.   Comment:             With respect to International Growth Fund (Class R5) and Corporate Opportunities Fund (now Unconstrained Bond Fund) (Classes R3, R4 and R5), please explain why the Financial Highlights for these Funds show payments of dividends from income, but the Statements of Changes in Net Assets show no such distributions.

Response:            The Registrant notes that the amount distributed for these classes was less than $500 due to the small size of the classes.  Accordingly, the amount of these distributions rounds to zero as reflected in each Fund’s Statement of Changes in Net Assets.

20.   Comment:             With respect to Short Duration Fund, please confirm that the demand dates for investments held by this Fund are disclosed in the Schedule of Investments in accordance with the requirements of a 2010 Audit Risk Alert.

Response:            The Registrant confirms that the Fund includes disclosure in accordance with the 2010 Audit Risk Alert to the extent that it applies to the investments held by the Fund.

21.   Comment:             With respect to Short Duration Fund, please confirm whether the Fund’s investment manager monitors the average maturity of the Fund’s investments, as the maturity dates listed in the Real Estate Credit (Mortgage Banking) sector on the Schedule of Investments greatly exceed the ranges in all other sectors.

Response:            The Registrant confirms that the Fund’s investment manager monitors the average maturity of the Fund’s investments.

22.   Comment:             With respect to Money Market Fund, please explain why the Statement of Operations lists certain waivers for this Fund that are not reflected in the fee table in the Fund’s Prospectus.  In addition, please explain why the net expense ratios set forth in the Financial Highlights do not match those set forth in the fee table.

Response:            The Registrant notes that these waivers are pursuant to voluntary arrangements, rather than contractual agreements, and therefore are not reflected in the Prospectus fee table in accordance with the instructions to Item 3 of Form N-1A.  For the same reason, the net expense ratios set forth in the Financial Highlights do not match those set forth in the fee table.

You requested that the Registrants make certain representations concerning the filings and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

August 10, 2012

VIA EDGAR CORRESPONDENCE

Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. Stout:

In connection with a response being made on behalf of the Registrant to comments you provided, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filings;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
The Hartford Mutual Funds, Inc.

[HARTFORD LETTERHEAD]

The Hartford Mutual Funds II, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

August 10, 2012

VIA EDGAR CORRESPONDENCE

Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558)

Dear Ms. Stout:

In connection with a response being made on behalf of the Registrant to comments you provided, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filings;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
The Hartford Mutual Funds II, Inc.